                                                                Exhibit 9(a)(13)
                         [ALLIANT LETTERHEAD]

For Immediate Release


Media Contact:                                  Investor Contact:

Rod Bitz                                        Richard N. Jowett
Phone:  612-931-5413                            Phone:  612-931-6080
E-mail:  rod_bitz@atk.com                       E-mail:  richard_jowett@atk.com


                 ALLIANT TECHSYSTEMS ANNOUNCES FINAL RESULTS OF
                       MODIFIED DUTCH AUCTION TENDER OFFER
             -------------------------------------------------------

                    BOARD OF DIRECTORS AUTHORIZES OPEN MARKET
              REPURCHASE PROGRAM FOR ADDITIONAL 1.1 MILLION SHARES


         Minneapolis, Dec. 14, 1998 -- Alliant Techsystems (NYSE: ATK) said it will purchase 1,677,308 shares of its common stock at $77 a share under its recently completed modified "Dutch auction" tender offer. Payment for the shares accepted in the tender will begin Dec. 15.

         The shares to be purchased represent approximately 13.8 percent of the company's shares outstanding immediately prior to the offer. After purchasing the shares, the company will have approximately 10.5 million shares outstanding.

         Alliant also said its board of directors has authorized a share repurchase program covering up to 1.1 million additional shares. The shares may be purchased from time to time in open market, block purchase, or privately negotiated transactions at prices deemed appropriate by management, depending upon market conditions and other factors. There can be no assurance as to how many shares the company will repurchase or when they will be repurchased.

         Purchase of the shares under the tender offer and the share repurchase program will be funded from the company's credit facilities.

         Peter A. Bukowick, president, acting chief executive officer, and chief operating officer, said the ongoing repurchase of company stock is a key strategy for increasing earnings per share and maximizing shareholder value.

                                     -more-

Alliant Techsystems - page 2

          "The strategic use of cash and future cash flows for share repurchases as well as acquisitions and internal investments is one of six building blocks to grow earnings per share at an average annual rate of 15 percent," said Bukowick. "The combination of our tender offer and the open market share repurchase program is intended to accelerate the benefits of this building block."

         The prospects and expectations for share repurchases, earnings per share growth, cash flows, acquisitions, and internal investments included in this news release are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from anticipated results, including changes in governmental spending and budgetary policies, economic conditions, the company's competitive environment, the timing of awards and contracts, the outcome of contingencies, including litigation and environmental remediation, and program performance, in addition to other factors not listed.

          Alliant Techsystems is a $1.1 billion aerospace and defense company with approximately 6,300 employees. Headquartered in Hopkins, Minn., the company's business groups are Conventional Munitions, Space and Strategic Systems, and Defense Systems. Company news and information can be found on the Internet at www.atk.com.

                                      # # #